Mythic Collection, LLC

16 Lagoon Ct.

San Rafael, CA 94903

May 20, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Katherine Bagley

Re:	Mythic Collection, LLC
Post-qualification Amendment to Offering Statement on Form 1-A File No. 024-10983

Dear Ms. Bagley,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post Qualification Amendment to the Offering Statement on Form 1-A (the “Offering Statement”) of Mythic Collection, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Monday, May 24, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103.  We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely, Mythic Collection, LLC

	By:	/s/ Joseph Mahavuthivanij
Joseph Mahavuthivanij
Chief Executive Officer

cc: Paul Levites, Esq.